Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule

14a-12 of the Securities Exchange

Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

Presentation materials for meeting with South Carolina State Senate, dated January 16, 2018

Dominion Energy, Inc. presentation to the SC State Senate January 16, 2018

Forward-looking statements This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate,” "believe,” "could,” "estimate,” "expect,” "intend,” "may,” "plan,” “outlook,” "predict,” "project,” “should,” “strategy,” “target,” "will,” “would,” “potential” and similar terms and phrases to identify forward-looking statements in this release. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed combination of SCANA with Dominion Energy, including the ability to obtain the requisite approval of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; or the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission (SEC).

Additional Information In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.    Participants in the Solicitation Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

Dominion Energy & SCANA

Dominion's proposal provides the best outcome for SCANA customers

SCANA POWER FOR LIVING

A Dominion's proposal

- ✓ **$1.3B** cash to customers at close
  - – **$1,000**/residential customer on average
- ✓ **5%** immediate reduction in bills[2]
- ✓ NND removed from bills in 20 years
- ✓ **$1.7B** assets funded by shareholders never put in rates
- ✓ Replacement gas fired power plant with no capital cost to customers (**$180M**)

B Judiciary upholds BLRA[1]

- × Would permit full amount ($5.0B) of prudently spent capital recovered in rates
  - – Bills increase by **~3.0%**[2] from current levels
- × No upfront cash to ratepayers
- × NND allowed in rates for 60 years
- × Cost of replacement gas fired power plant recovered in rates
- × Total **12.2B** more paid by customers compared to Option A

C Judiciary affirms repeal

- ✓ NND portion removed from customer bills
- × SCE&G credit downgraded to junk
- × Will require public/private equity at high cost or bankruptcy filing
- × Increased cost of capital increases revenue requirement
  - – Bills could increase from current levels (even after adjusting for disallowed NND revenue)

[1] Parties agree that BLRA is constitutional
[2] Based on 1,000 kWh usage. Inclusive of preliminary tax reform estimate

Dominion Energy SCANA POWER FOR LIVING 4

Dominion Energy & SCANA C) Repeal of BLRA will negatively impact South Carolina citizens Bill reduces by NND portion, $25/average monthly bill Disproportionate impact to SCE&G investors versus state owned Santee Cooper Undermines investor confidence for future investment in the state Results in years of uncertainty for South Carolina, SCANA and its customers Repeal BLRA retroactively Financially challenged utility Detrimental impact to citizens and community Credit downgrade of utility to junk1: 20%+ increase in cost of debt2 Immediate loss of access to short term borrowing Requires high cost public/private equity funding to fix balance sheet, increasing cost of equity substantially Could result in auction of company to a private/non-strategic buyer Higher cost of capital could impact reliability due to reduced investments in electric and gas systems Long-term increase in bills from current levels given higher cost of capital Significant reduction in employment, community benefits and charitable contributions Substantial loss in value for retirees and employees 1 SCE&G currently under negative outlook from Moody’s and S&P 2 Spread between BBB and BB 10-year US Corporate Bond yields Dominion’s proposal removes uncertainty for South Carolina, SCANA and its customers C

Dominion Energy & SCANA Dominion’s proposal benefits all stakeholders $1.3B cash to customers within 90 days of close Spread among all customer classes according to 2016 revised peak allocator $1,000/average residential customer Reduction in typical monthly bill by at least 5% (or $7/month) within 90 days of close1 Write-off $1.7B of capital that would have otherwise increased rates Replacement power to customers free of any capital cost ($180M) $12.2B total benefit vs. 100% capital recovery with 60 year amortization Protects employees until 2020 Increases charitable contributions by $1M a year for at least 5 years Dominion’s offer price provides investor reassurance on health of utility Offset amounts paid by customers for NND to date Reduces ongoing customer electric bills Increased community benefits and charitable contributions Cash Up-front Lower Rates Community Benefits 1 1,000 kWh/month usage. Includes tax reform savings estimate of 1.5%. Actual savings may be higher and will be provided to reduce bills further B

Dominion Energy & SCANA Immediate cash payments by customer class Total: $628M $1,000 per average residential customer Residential Industrials State agencies1 Churches1 Total: $299M As much as $22.2M for certain customers Total: $36.6M As much as $9.8M for certain agencies Total: $2.6M As much as $197,000 for certain churches Municipalities1 Total: ~$22.6M 1Preliminary estimates

Dominion Energy & SCANA Benefits to customers immediately and over time Customer benefits from Dominion Energy proposal total $12.2B $1.7B $1,000/avg. residential customer Not included on chart: Further reduction by passing on full benefits of lower tax rates to customers Additional savings vs. 100% capital recovery over 60 years1 $8.4B $575M $1.3B 1 Difference in cumulative revenue requirements net of 1.7B write off

Dominion Energy & SCANA
Reduction in customer bills ($/month)

Illustrative NND rates decline under Dominion Energy proposal



Cash payment
Bill reduction
$1.3B upfront cash payment
$1,000/avg. residential customer
Equates to ~7 months of typical bills
Immediate:
5% reduction in total bill
Total bill: $148
Non NND portion: $123
NND portion: $25
Total bill: $141
Non NND portion: $123
NND portion: $18
Over 20 years:
100% reduction in NND portion
NND portion: $0
2017 typical monthly electric bill
At close with Dominion proposal
20 years
Year 20

Note: bill estimates based on $1,000kWh monthly usage. Includes estimated tax reform benefits

9

Dominion Energy

Dominion Energy Our core values One Dominion Energy Excellence Safety Ethics

Dominion Energy Our history of safety 1As of November 2017 1 Number of OSHA recordable incidents per 100 employees each work year

Dominion Energy Who we are Dominion Energy (NYSE:D), headquartered in Richmond, VA, is one of the nation’s largest producers and transporters of energy. Our company is built on a proud legacy of public service, innovation and community involvement. In addition to our core energy production, transportation and storage businesses, we invest in the communities where we live and work and by practicing responsible environmental stewardship wherever we operate. Serve our customers safely, efficiently & reliably Strengthen our communities Minimize environmental impacts Reward our shareholders Live our values Our mission

Dominion Energy
Who we are

Environmental Highlights

- ✓ **$3.7 Billion** - Environmental spending to safeguard public health and reduce emissions since 2000
- ✓ **43%** - Reductions in carbon emission intensities for Dominion Energy generating stations since 2000
- ✓ **4.4 Billion Cubic Feet** - Methane saved through voluntary reduction programs
- ✓ **Doubled** production of electricity from **renewable energy** from 2010-2016, with **2,700MW of solar** currently in operation or under development nationally
- ✓ **262** - projects in **10 states** which employees participated to clean up riverfronts, improve trails, and fix parks in 2016

Social Highlights

- ✓ **#1 - "Best for Vets" Award**, Energy Sector, MILITARY TIMES Magazine
- ✓ **#2 – "Most Admired Companies"**, Utilities Sector, FORTUNE Magazine
- ✓ **"Just 100" list** - America's Best Corporate Citizens in 2016, FORBES Magazine
- ✓ **$27 million** in charitable giving in 2016
- ✓ **$13 million** - Low-income fuel assistance in 2016
- ✓ **101,000 hours** - Employee volunteer community service in 2016



20% of new hires are military veterans[1]

[1] Based on data from 2010-2016

Dominion Energy SCANA Power For Living
14

Dominion Energy Power and Natural Gas Infrastructure One of the nation’s largest producers and transporters of energy 26,200 MW of electric generation (includes ~765 MW of solar generation in-service) 6,600 miles of electric transmission lines 2.6 million electric customers in VA and NC 2.3 million natural gas customers in 5 states Atlantic Coast Pipeline (subject to regulatory approval) 15,000 miles of natural gas transmission, gathering and storage pipeline 1 trillion cubic feet of natural gas storage operated Dominion Energy Cove Point LNG Facility 1.4 million non-regulated retail customers in 17 states (not shown) Note: Data as of May 2017

Dominion Energy Existing South Carolina operations Solar footprint in South Carolina 2015 2017 2016 2014 DECGT invests in significant growth projects to improve regional service each year: Dominion Energy Carolina Gas Transmission (DECGT) Dominion has invested $750M+ in South Carolina through DECGT and renewable projects

Dominion Energy & SCANA Access to greater resources through larger combined company Combined southeastern territory Key statistics SCG Pro-Forma Regulated electric customers (M) 2.6 0.7 3.3 Regulated gas customers (M) 2.3 0.9 3.2 Generation capacity (GW)1 26 6 32 Market cap ($B)2 $52 $8 $60 Enterprise value ($B)2 $91 $15 $105 Combination will leverage Dominion’s financial strength for the benefit of South Carolina customers 1 Inclusive of announced acquisition of 540 MW CCGT supplementing NND abandonment 2 Inclusive of offer premium, as of last close prior to announcement (1/2/2018) Dominion Energy utility service territories SCANA utility service territories Dominion Energy pipeline infrastructure Atlantic Coast Pipeline Cove Point LNG facility

Dominion Energy & SCANA Key approvals and estimated filing dates SCANA shareholder vote: May 2018 Does not require Dominion shareholder vote North Carolina Utilities Commission (PSNC): Jan 24, 2018 Georgia Public Service Commission (SCANA Energy): Jan 17, 2018 Federal Energy Regulatory Commission: Feb 23, 2018 Nuclear Regulatory Commission: Jan 29, 2018 Hart-Scott-Rodino anti-trust clearance: Jan 17, 2018 Public Service Commission of South Carolina (SCE&G): Jan 12, 2018 Approval of petition and merger or determination that merger is in public interest or causes no harm